EXHIBIT 99.1

News for Immediate Release

Electrovaya Announces Start of Battery System Manufacturing in Jamestown, NY

Key Milestone as part of Electrovaya’s Manufacturing Investment in Jamestown, New York

Jamestown, New York – May 7, 2025 – Electrovaya Inc. (Nasdaq: ELVA, TSX: ELVA), a leading lithium-ion battery technology and manufacturing company, announces that it has commenced battery system assembly operations at its Jamestown, New York facility. These operations will continue to expand with growth in demand for Electrovaya’s battery systems and as the Company gets closer to starting its lithium ion cell and module production which is estimated to begin in mid 2026.

In preparation for the cell and module manufacturing plans, Electrovaya has thus far placed over $40 million worth of capital equipment orders. The capital for this investment will be drawn from a recently closed $51 million direct loan from the Export Import Bank of the United States (“EXIM”) under their Make More In America program. Delivery of the capital equipment will begin late in calendar year 2025 with the full lithium ion cell and module commercial production set to commence in mid 2026.

“We are excited to begin manufacturing operations for Electrovaya's Infinity Battery systems here in Jamestown.” said Lee Gilmore, General Manager of Electrovaya’s Jamestown Operations. “Our team continues to grow and gain experience in lithium ion battery system manufacturing and support the investments being made at this facility.”

“Through these initial operations in Jamestown, Electrovaya will be well positioned to support continuing demand growth” said Raj DasGupta, CEO at Electrovaya. “Furthermore, by building a strong team now, we will be able to hit the ground running when it comes time to commence our lithium ion cell manufacturing operations next year and support our strategic plan to become a leading domestic lithium ion battery manufacturer in the United States.”

Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

jroy@electrovaya.com / 905-855-4618

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About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and a 52-acre site with a 135,000 square foot manufacturing facility in New York State. To learn more about Electrovaya, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements that relate to, among other things, revenue, purchase orders, anticipated growth in demand, order growth and customer demand in FY 2025, future business opportunities, startup of Jamestown cell and module manufacturing operations in 2026 and the ability to deliver to customer requirements. Forward-looking statements can generally, but not always, be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, "possible", “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “planned”, “objective”, “estimated” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate are necessarily applied in making forward looking statements and such statements are subject to risks and uncertainties, therefore actual results may differ materially from those expressed or implied in such statements and undue reliance should not be placed on such statements. Material assumptions made in disclosing the forward-looking statements included in this news release include, but are not limited to assumptions that the Company’s customers will deploy its products in accordance with communicated timing and volumes, that the Company’s customers will complete new distribution centers in accordance with communicated expectations, intentions and plans, and stable political climate with respect to exports from Canada to the United. Factors that could cause actual results to differ materially from expectations include but are not limited to customers not placing roughly in accordance with historical ordering patterns and communicated intentions, the fact that the expected additional sales from the described customer are expressions of interest and not yet purchase orders, the uncertain effects of the imposition of a new tariff regime on Canadian exports by the United States, macroeconomic effects on the Company and its business and on the lithium battery industry generally, the Company’s liquidity and cash availability in excess of its operational requirements, and the ability to generate and sustain sales orders. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company’s Annual Information Form for the year ended September 30, 2024 under “Risk Factors”, in the Company’s base shelf prospectus dated September 17, 2024, and in the Company’s most recent annual and interim Management’s Discussion and Analysis under “Qualitative And Quantitative Disclosures about Risk and Uncertainties” as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law

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